MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

1.17.1	DISCLOSURE OF OUTSTANDING SHARE DATA	39

1.17.2	NON GAAP MEASURES	39

1.17.3	DISCLOSURE CONTROLS AND PROCEDURES	40

1.17.4	INTERNAL CONTROL OVER FINANCIAL REPORTING	41

1.1        Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the annual financial statements of Great Basin Gold Ltd. ("Great Basin", the "Company", or the “Group”) for the years ended December 31, 2008 and 2007 which are prepared in accordance with Canadian Generally Accepted Accounting Principles and are available through the internet on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of March 20, 2009.

This discussion includes certain statements that may be deemed "forward-looking statements" and information. These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward-looking statements and information. Although the Company believes the expectations expressed in such forward-looking statements and information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements and information. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, drilling and development results, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

1.2        Overview

Great Basin Gold Limited ("Great Basin" or the "Company") is a mineral exploration and development company that is currently focused on delivering two advanced stage projects: Hollister Development Block (“HDB”) Project, which covers about 5% of the Hollister Property on the Carlin Trend in Nevada, USA and the Burnstone Gold Project in the Witwatersrand Goldfields in South Africa. The Company, currently recognized as an emerging producer, will migrate to the ranks of the junior gold producers as these two projects commence full commercial gold production. Over and above the exploration being conducted at the above mentioned properties, green field exploration is being undertaken in Alaska, Tanzania, Mozambique and the Island of Kurils in Russia.

The current global economic crisis which has impacted on the availability of capital in the equity and financial markets has required management to re-assess the development schedule of both advanced stage projects and planned exploration. Management has implemented a strategy of cash preservation to ensure Great Basin is able to meet contractual obligations and preserve shareholder value. This strategy entails:

  Continue with the development of our Hollister and Burnstone Projects to ensure that they are completed as planned, and within budget

  Ensuring that production targets are met which will deliver the necessary cash flow to finance operating and development activities.

  Improved cost management procedures.

  Reduction in exploration undertaken at Hollister as well as Burnstone. Exploration continues at Hollister and will be focused on in-fill drilling and the Hatter Graben area whilst exploration drilling at Burnstone is now focusing on underground delineation and evaluation of the initial mining areas.

  Re-planning the Tanzanian exploration projects for 2009 based on the availability of funding.

  Placing grass roots exploration projects at Ganes Creek, Tsetsera and Kurils on hold until such time as free cash flow is available to continue.

The Company launched various fund raising initiatives since the fourth quarter of 2008 to ensure the Company has adequate cash resources to develop its projects. The strategy entailed a three-phased approach consisting of a combination of debt and equity, taking into account the availability of funding in the market as a result of the global economic crisis.

(i)	Public offering

The Global economic crisis and the direct impact thereof on the financial sector negatively impacted the ability of the commercial banks to approve in principle the terms of the original agreed term sheet for the Burnstone project finance facility. Additional equity contribution was required from the Company as well as standby equity to be available to fund potential cost overruns. The increase in the gold price since January 2009 provided the Company with a window of opportunity to raise the required equity in the market. The Company completed a

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

public offering on March 13, 2009 whereby it issued 100,000,000 units (the “Units”) at a price of $1.30 per Unit (the “Offering Price”). Each Unit consists of one common share (each, a “Common Share”) in the capital of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”) of Great Basin. Each Warrant entitles the holder thereof to purchase one Common Share (a “Warrant Share”) at a price of $1.60 at any time before 5:00 p.m. (Vancouver time) on October 15, 2010.

The Company has granted to the Underwriters an over-allotment option to acquire additional Common Shares in an aggregate amount of up to 15% of the aggregate number of Common Shares sold pursuant to the Offering. The Over-Allotment Option is expected to be exercised in full and closure will be within 30 days of March 13, 2009 taking the gross proceeds on the offering to $149,500,000.

(ii)	Investec Equity Line Agreement

The second phase of the fund raising initiative included a small private placement to fund the corporate expenditure of the Company in the short term. In December 2008, the Company entered into an equity line agreement (the “Investec Agreement”) with an affiliate of Investec Limited (“Investec”). The Investec Agreement provided that the Company could sell to Investec over the term of the Investec Agreement up to $4 million of common shares in tranches at a price which was to be calculated as 95% of prevailing market with a floor price of $1.12 per common share. The Investec Agreement has terminated on February 7, 2009 and the Company issued an aggregate of 2,846,800 common shares to Investec at an average price of $1.38 to raise net proceeds of $3.92 million.

(iii)	Senior Secured Note Financing

The sell-off in all equities subsequent to the collapse of the financial sector since September 2008 necessitated the Company to first gear through borrowing available assets to minimize dilution to its shareholders. Commercial banks were generally not lending money at the time and private funds were the only lenders to selective projects. On December 12, 2008, the Company closed a senior secured note financing (the “Note Financing”), issuing a total of 51,500 units and raising gross proceeds of US$51,500,000 which netted approximately $39 million (US$32 million) net of prepayment of 24 months of interest and other costs of the offering. Each unit consisted of a senior secured note (a “Note”) in the principal amount of US$1,000 and 350 common share purchase warrants (the “Note Financing Warrants”). Each Note Financing Warrant entitles the holder to purchase one common share in the capital of the Company at a price of $1.80 per share on or before December 12, 2011 with anti-dilution protection to a floor price of $1.11 described below. Each Note matures at 120% of principal on the earlier of December 12, 2011 and certain stated events, including a change of control. The Notes bear interest of 14% per annum. The Notes are guaranteed on a joint and several basis by all of the Company’s Nevada subsidiaries and secured by their assets, being the Hollister Property and all other Nevada assets.

The proceeds of the financing were used to acquire the Esmeralda Property ($2.4 million or US$2 million), with $18 million (US$15 million) of the proceeds used to fund the ongoing development of the Burnstone Property. The remainder of the funds will be used to refurbish the Esmeralda mill and associated infrastructure. Purchasing the Esmeralda mill at the time was essential to secure a long-term economical milling solution for the Hollister project. The mill was initially

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

offered to the Company at US$8 million during June 2008 but a subsequent cash offer expiring on December 16, 2008 resulted in the Company securing the mill for US$2 million.

The Equity offering that closed on March 13, 2009 (refer below) triggered the anti-dilution protection on the warrants issued in respect of the Senior Secured Notes. The exercise price of these warrants was adjusted to $1.25 (from $1.80) per common share and the number of common shares which may be acquired increased from to 26,994,240 common shares (including agent’s warrants). These warrants remain subject to anti-dilution rights, including certain anti-dilution rights triggered by the issuance of common shares at a price less than the exercise price, but have a minimum exercise price of $1.11 per common share.

The current market conditions also present significant opportunities to grow the asset base of the Company. The Corporate development strategy remains active with the exception that any potential acquisition targets have to be fully funded as to not place additional pressure on the cash resources required to deliver the Hollister and Burnstone projects.

The Company achieved the following goals in the year ended December 31, 2008:

Hollister Property

  Extracted 50,161 tons of ore at an average grade of 1.61 equivalent gold ounces per ton from trial mining activities.

  Toll treated 33,830 tons of ore and thereby advancing metallurgical test work.

  Completed the acquisition of the Esmeralda property and thereby secured an in-house milling solution for Hollister ore.

  A total of 17,204 ft (5,243 m) of underground development has been completed of which 6,099 ft (1,859 m) was directed at exposing the veins. Total development to December 31, 2008 is 22,132 ft (6,746 m).

  Progress on permitting with the granting of the permit for larger scale test-mining activities by the Nevada Division of Environmental Protection (“NDEP”) to extract up to 275,000 tons of ore per annum.

  Filed an updated NI43-101 technical report in March 2009.

  Completed a further 49,460 ft (14,988 m) of underground delineation and exploration drilling on the Gweneviere-Clementine vein system. The continuation of surface diamond drilling on the Hatter Graben target to the east has outlined a zone 1400 x 400m in dimension with narrow bonanza grade quartz veins.

____________________________________
1 Gold equivalent was calculated using US$800/oz for Au and US$12/oz per Ag.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

Burnstone Property

  Granting of the New Order Mining Right by the Department of Minerals and Energy (“DME”) on October 28, 2008 to the Company’s wholly owned subsidiary, Southgold Exploration (Pty) Ltd (“Southgold”), authorizing Southgold to mine for gold, silver and aggregate in the Burnstone Project area.

  Vertical shaft reached a depth of 538 ft (164 m) at the end of December 2008 and the completion of the header dam in January 2009.

  Construction of the permanent head gear in January 2009.

  Advancing to 6,867 ft (2,093 m) of the 7,590 ft (2,314 m) planned length of the underground decline by December 31, 2008. Total length achieved by December 31, 2008 including all secondary pre-development, is 9,702 ft (2,957 m). The reef will be intercepted at 7,218 ft (2,200 m).

  Filed an updated NI43-101 technical report in March 2009.

  Surface exploration drilling during 2008 involved a further 31 boreholes totaling 80,106 ft (24,415 m) drilled on Areas 1, 3 and 4. These are to be included in a revised mineral resource estimate being undertaken during the first quarter of 2009. The drilling has focused on further delineation of the Kimberley Reef in the initial mining areas as well as testing down dip extensions into Area 4. The drilling has confirmed further areas of mineralization in Area 1, as well as increased channel thickness, spreading into Area 4.

Corporate

  Successful completion of the $150 million (inclusive of anticipated over–allotment) equity unit offering in March 2009 with the proceeds to be used to bring the Burnstone project into commercial production.

  Successful placement of 51,500 Senior Secured Notes at $1,000 each in December 2008 to finance the acquisition and refurbishment of the Esmeralda mill and continue the funding of the Burnstone project.

  Completion of the Investec Equity line agreement and thereby issuing 2,846,800 common shares to raise gross proceeds totaling $3.92 million.

Exploration

  Completion of drilling programs at Nkulwesi, Imweru and Lubando prospects in Tanzania.

  Completion of a geological mapping and trenching program at Ganes Creek, Alaska.

  Completion of a 33 hole diamond drilling program in the Kurils, eastern Russia.

1.2.1    Hollister Property, Nevada, USA

The Hollister Property is located in the northeastern part of the Carlin Trend, approximately 80 km (50 mi) from Elko, Nevada. Great Basin’s exploration efforts at Hollister from 1997-2001 resulted in the discovery and delineation of several high-grade gold-silver vein systems on the HDB. The main vein systems are called the Clementine, Gwenivere and South Gwenivere.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

Permitting

The State of Nevada issued a Water Pollution Control Permit effective December 24, 2008, authorizing the Company to extract and process off site up to 275,000 tons of ore per year. Great Basin Resource Watch (“GBRW”) has filed an appeal with the Nevada State Environmental Commission (the “NSEC”) challenging the Nevada Division of Environmental Protection’s (the “NDEP”) issuance of this Water Pollution Control Permit. An informational meeting was concluded with GBRW and NDEP on February 24, 2009. The meeting provided GBRW with additional information. As of the date of this MD&A, the GBRW has not indicated whether it intends to continue with the appeal. A hearing with the NSEC will be scheduled should GBRW choose to continue with the appeal.

Under the current Plan of Operations approved by the BLM, the Company is permitted to undertake underground exploration and development inclusive of test mining and the taking and removal of bulk samples. An amended Plan of Operations to approve full production was submitted to the BLM in March 2008. After evaluating the Company’s proposal for full-scale production, the BLM determined that the environmental analysis required for the Plan of Operations amendment is an Environmental Impact Statement (“EIS”). The preliminary procedural portions of the EIS process have commenced which includes a Memorandum of understanding with the BLM, the drafting for publication the Notice of Intent to prepare an EIS in the Federal Register, and developing the bid package for the third-party contractor that will prepare the EIS for BLM.

Pending the completion of the EIS process and receiving BLM’s approval of the amended Plan of Operations, the underground exploration and development activities at the Hollister Property must be conducted within the 275,000 ore tons per year limit set out in the Water Pollution Control Permit that the NDEP issued and in a manner that will aim to fully protect the environment, including the archaeological resources near the mine, and that will not create any additional surface disturbance or other new environmental impacts as required by the current Plan of Operations.

February 2009 Technical Report

The following disclosure is derived from a report on the 2008 program, mineral resources and 2009 update of the project financial evaluation (“2009 Hollister Update”) that is included in the “Revised Technical Report on the Mineral Resources and Reserves on the Hollister Development Block Project, Elko County, Nevada” dated February 27, 2009 by Johan Oelofse, Pr.Eng. FSAIMM, Deon van der Heever, Pr.Sci.Nat., and Phil Bentley, Pr.Sci.Nat., (“2009 Hollister Report“) and filed on www.sedar.com. Mr van der Heever is an independent qualified person and Mssrs Oelofse and Bentley are qualified persons that are not independent of the Company.

All information relating to the contents of the 2009 Hollister Update, including but not limited to statements of the HDB project's potential and information such as capital and operating costs, production summary, and financial analysis are forward looking statements. The 2009 Hollister Update was prepared to quantify the HDB project's capital and operating cost parameters and to determine the project's likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the HDB project. The mineralized material at the HDB project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the HDB project’s mineralization is considered to be a reserve under US mining standards as all necessary mining permits and project financing would be required in order to classify the project’s mineralized material as an economically exploitable reserve. Although work has been done to confirm the mine design, mining methods and processing methods assumed in the 2009 Hollister Update, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Additional permits, when required, have yet to be applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement,

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, these could be materially different from those contained in the 2009 Hollister Update. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The 2009 Hollister Update assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the 2009 Hollister Update. Prices for gold have been below the price ranges assumed in 2009 Update at times during the past ten years, and for extended periods of time. The project will require additional financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

Mineral Resources

An updated resource estimate was completed in June 2008. At a 0.25 Au oz/t cut-off, the estimated measured and indicated resources at the HDB total 1.57 million ounces Au equivalent, with an average in situ Au grade of 0.87 oz/ton and Ag grade of 4.57 oz/ton.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources

This management discussion and analysis uses the term ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Table 1
Measured and Indicated Resources as of June 2008

				Au Grade			Ag Grade
										Au Eqv
Resource	Cut-off	Tons	Tonnes			Au (oz)			Ag (oz)	(oz)
Category	(oz/ton)	(‘000)	(‘000)	(oz/ton)	(g/t)	(‘000)	(oz/ton)	(g/t)	(‘000)	(‘000)
	0.25	1,121	1,017	0.91	31.29	1,023	5.55	190.45	6,227	1,167
Measured	0.28	1,027	931	0.97	33.33	998	5.92	202.99	6,078	1,138
	0.35	867	786	1.09	37.50	948	6.61	226.56	5,725	1,080
	0.25	494	448	0.76	26.13	376	2.33	80.00	1,152	403
Indicated	0.28	442	401	0.82	28.11	363	2.48	84.93	1,095	388
	0.35	361	328	0.93	32.00	337	2.69	92.39	974	360
Total	0.25	1,615	1,465	0.87	29.71	1,399	4.57	156.68	7,379	1,569
Measured	0.28	1,469	1,333	0.93	31.76	1,360	4.88	167.45	7,173	1,526
& Indicated	0.35	1,228	1,114	1.05	35.88	1,285	5.46	187.07	6,699	1,440

Additional information:

(1)	Metallurgical recoveries were assumed to be 100%.
(2)	Gold equivalent was calculated by using the metal prices US$650/oz for Au and US$15/oz for Ag.
(3)	Resources are reported undiluted.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This management discussion and analysis uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Table 2
Inferred Resources as of June 2008

				Au Grade			Ag Grade
										Au Eqv
Resource	Cut-off	Tons	Tonnes			Au (oz)			Ag (oz)	(oz)
Category	(oz/ton)	(‘000)	(‘000)	(oz/ton)	(g/t)	(‘000)	(oz/ton)	(g/t)	(‘000)	(‘000)
	0.25	1,252	1,136	0.51	17.40	635	1.43	49.10	1,793	677
Inferred	0.28	1,149	1,043	0.53	18.14	608	1.39	47.74	1,600	645
	0.35	848	770	0.61	20.80	515	0.99	33.81	837	534

Additional information:

(1)	Metallurgical recoveries were assumed to be 100%.
(2)	Gold equivalent was calculated by using the metal prices US$650/oz for Au and US$15/oz for Ag.
(3)	Resources are reported undiluted.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

In order to complete the resource estimates, recent drilling was taken into account, including exploration drilling of approximately 40,000 ft that took place between March 2007 and March 2008. Drilling was done from suitable positions to explore the deeper parts of the deposit and to infill gaps from previous exploration programs.

The grade-tonnage models of the deposit on the Hollister Property consist of 24 separate veins. The models were created using a 3-D wireframe approach within which grades were directly estimated to blocks located within the wireframes in 3-D as well. This approach is commonly applied in estimating vein-style deposits, particularly those anticipated to be exploited by open-pit mining methods, and those sufficiently wide to offer the possibility of mining selectivity across the vein width.

The methodology works well for narrow veins where a sufficient density of data is available to model the width of the vein accurately. The Company is currently reviewing the resource estimation methodology in the light of continued drilling and geological modeling of the veins.

Mineral Reserves

Mineral reserves are determined using a cut-off grade of 0.33 oz/ton Au. The portion of the mineral resources that were included in the mine plan were modified inclusive of mining dilution (minimum mining width 42”), mining gold losses (6%), metallurgical recovery (90%) and royalties (2.5%) to the equivalent of proven and probable reserves disclosed in Table 3 below. Proven reserves were classified according to mine infrastructure and current access as the economically mineable part of the measured resources and according to the mine plan are expected to be mined during 2009. The remainder of the economically mineable part of the measured and indicated resources were classified as probable reserves, and according to the mine plan are expected to be depleted over the following eight years. The proven and probable reserves have been determined in accordance with Canadian regulations under NI 43-101.

Cautionary Note to U.S. Investors Concerning Reserve Calculations

The mineral reserve estimates contained in this management discussion and analysis have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained herein may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to units.

Table 3
Proven and Probable Reserves as of February 2009

	Cut-off(1)		Au Grade	Ag Grade	Au	Ag	Au Eqvt(2)
Reserve Category	oz/ton	Tons	(oz/ton)	(oz/ton)	(oz)	(oz)	(oz)
Proven	0.33	109,600	1.107	7.77	121,348	851,946	134,127
Probable	0.33	1,124,742	0.818	3.98	920,475	4,479,868	987,673
Total	0.33	1,234,342	0.844	4.32	1,041,823	5,331,814	1,121,800

Notes to Table:

(1)	The cut-off grade for reserves was calculated using the direct operating cost achieved during steady state production, excluding taxes and contingencies.
(2)	Gold equivalent was calculated using US$800/oz for Au and US$12/oz for Ag.

Drilling

The underground drilling is an important phase of evaluation, enabling more detailed delineation of vein mineralization, and there are now 24 recognized discrete veins constituting the Gwenivere and Clementine systems. Drilling on both the Clementine veins and the Gwenivere veins has intercepted more veins, and correlation between historical drilling and the more recent drilling during 2008 has assisted the Company in better defining the newly interpreted continuous veins. The geological continuity of the Clementine vein system has now been extended to nearly 2,800 ft (854 m) from the previous drill strike, and the Gwenivere system appears to coalesce with the Clementine system with a noticeable thickening of the vein package. Both systems are open at depth and to the east and west.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

Underground diamond drilling totaled 49,460 ft (150,793 m) and included systematic cover drilling to delineate economic areas as well as exploration drilling along strike and at depth.

Surface drilling totaling 32,652 ft (9,955 m) has also continued during 2008, and has been focused on targets outside the HDB, in particular the Hatter Graben area approximately 3,281 ft (1,000 m) to the east of the Clementine/Gwenivere veins. The Hatter Graben target on the Hollister Property comprises an east-west trending vein swarm hosted by metasediments, and twelve surface boreholes have been completed here with intersections ranging up to 7.8 oz/ton Au. A narrow high grade subvertical quartz vein zone some 4,593 ft (1,400 m) long and 1,312 ft (400/m) wide has been delineated to date, and will be subject to further evaluation during 2009. The permitting of an underground exploration crosscut from the existing East Lateral infrastructure into the area of interest is being assessed.

Milling

During 2008, a number of bulk samples of mineralized material were generated from the Hollister Property’s ongoing trial mining initiative and sold to third party milling facilities for processing, as part of the Company’s metallurgical test work and processing optimization of the ore at the Hollister Property. A summary of the metallurgical recoveries from bulk samples generated from the Hollister Property mine development during 2008 is given in the table below. In addition, at the end of December 2008 the Company’s Hollister Property had approximately 10,273 gold equivalent ounces in various stockpiles.

Table 4
Summary of Metallurgical Recoveries from Bulk Samples (2008)

	Au (Head	Ag (Head			Ag
	grade)	grade)	Dry Short	Au Recovery	Recovery
Mill Locality (Period)	(oz pt)	(oz pt)	(tons)	(%)	(%)
Newmont Midas (May)	1.15	9.53	4,737	84.7	94.3
Newmont Midas (June)	0.75	9.70	3,906	88.2	92.6
Newmont Midas (September)	1.43	12.07	10,907	88.1	91.1
Newmont Midas (November)(1)	2.02	16.20	12,075	83.0	N/A
Kinross Republic (November)(1)	2.34	20.14	4,692	N/A	N/A

Note to table:

(1)	Actual assays not yet processed.

Metallurgical testing has confirmed that both carbon in leach and roasting are viable process options for the ore on the Hollister Property. The Company initially planned to utilize the Jerritt Canyon Mill in Nevada; however, after an initial test milling and processing exercise, the Jerritt Canyon Mill ceased operations. The Company also conducted test milling at the Midas Mill owned by Newmont (the “Midas Mill”), and although the technical compatibility of the Midas Mill was found to be suitable, the terms and conditions of the proposed toll agreement imposed unacceptable costs which rendered this option unsatisfactory. Therefore, in the last quarter of 2008, the Company searched for a suitable milling solution, and concluded that the best option was the Esmeralda processing plant (the “Esmeralda Mill”) located on the Esmeralda Property.

On December 16, 2008, the Company completed an agreement with Metallic Ventures Gold (U.S.) Inc. (“MVI”) whereby the Company acquired the Esmeralda Property, which includes the Esmeralda mine and infrastructure for an aggregate cost of $2.4 million (US$2 million) plus the assumption of environmental bond obligations of $ 1.3 million (US$1.1 million).

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

The main reasons the Company selected the Esmeralda Mill as a potentially viable alternative to toll milling are: (i) the Esmeralda Mill is a carbon in pulp plant designed to treat low grade gold ore; (ii) the design throughput is 350 tons/day, which matches the Hollister Property production profile in the short to medium term; (iii) permits required to operate a gold processing plant are currently in place and in good standing although additional permits would be required to increase the throughput to the planned Hollister volumes; (iv) the Esmeralda Mill has been mothballed for four years and has to be refurbished, but it is expected that this can be done in a short period and an approximately US$8 million cost; (v) the Hollister deposit has a grade which is higher than what the Esmeralda Mill was designed for, but it is expected that the plant can be modified with relative ease and no significant design modifications; (vi) the carbon in pulp circuit can be modified to accept higher gold and silver grades and this will be done in conjunction with the installation of a gravity circuit which will recover approximately 50% of the gold and 40% of the silver at the front end of the Esmeralda Mill; and (vii) the refurbishment of current equipment and the modification of the carbon in pulp to a carbon in leach circuit, as well as the installation of a standalone gravity circuit, have been estimated at $9.7 million (US$8 million), which represents a significantly lower cost than any of the other options available to Great Basin.

Trial mining

During 2008 a total of 17,204 ft (5,243 m) of underground development has been completed of which 6,099 ft (1,859 m) has exposed the veins. Total development to December 31, 2008 is 22,132 ft (6,746 m), of which 6,697 ft (2,041 m) has been conducted on the veins. Trial mining commenced in May 2008 to determine the optimum method of extracting the high-grade narrow vein ore at Hollister and to compare actual grades to predicted model grades. 50,161 tons of ore were extracted for the year ended December 31, 2008 at an average grade of 1.6 gold equivalent ounces per ton, resulting in a total of 80,305 gold equivalent ounces.

Stoping progress on the Gwenivere veins includes initial cut and fill stoping as well as shrinkage stope development. Clementine stopes are being developed making use of cut and fill methods. Planned use of attack ramps and mechanized cut and fill methods have not been employed on the 5,190 level due to the better viability of the above two methods. The planned underground backfill system has been commissioned and multiple fills have been successfully completed on the Gwenivere and Clementine stopes.

The production costs for the ounces extracted during the year, excluding milling costs, amounted to US$302 per ounce or US$480 per ton. These costs were in line with managements’ expectations for the ramp up phase to planned production.

33,830 tons of ore were subjected to toll milling and metallurgical testing during the year. The average recovery of 1.14 gold equivalent ounces per ton was a direct result of the toll milling agreements entered into whereby the Company did not receive 100% of the recovered ounces. The toll milling agreements entered into were based on a cost of 20 to 25% of actual recoveries, depending on any direct milling costs payable in addition. Gross revenue of $33 million (US$27.3 million) was generated through the sale of recovered metal during the year.

Hollister received three first place safety awards from the Nevada Mining Association: first for Small Underground Hardrock Mine; first place for top underground mine superintendent (Doug Crawford) and 1st place for underground general foreman (Red McKinnon). Hollister had more first place awards than any other Nevada underground mine.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

Project financial evaluation

The 2009 Hollister Report included an update on the financial analysis of the project. The trial mining conducted by the Company up to December 31, 2008 indicated additional development required to maximize the extraction of the high grade veins. Improving the safety and ventilation of the underground workings necessitated additional development capital to be spent on life of mine raises and sill pillars.

The life of mine capital costs includes underground development for a 10 year mine life and acquisition and refurbishment costs of the Esmeralda Mill.

Table 5
Capital Cost Estimates

Capital Costs (US$ Millions)	2009 Hollister Report
Underground exploration & development	53
Plant	10
Infrastructure	17
Surface equipment	3
Sub total	83
Life of Mine (“LOM”) capital	27

Total project capital	110
Capital spent up to December 31, 2008	53
Remaining capital to be spent over LOM	57

Regarding the cash cost table below, cash costs include direct and indirect development costs, engineering, environmental, safety, plant and site services, geology, general and administration, workman’s compensation, insurance, property tax, royalties, ore haulage, milling costs and contingencies in each section. The increase in the cash costs is a direct result of the increased haulage cost to the Esmeralda Mill, estimates of commodity prices and the lower estimated average grade over the life of mine.

Table 6
Cash Cost Estimates

LOM Avg. Cash Costs (US$/oz)	2009 Hollister Report
Mine costs	222
Development	61
Ore transport	60
Milling	50
Administration	33
Total	426

Regarding the total life of mine cost table below, the total costs per equivalent ounce include cash costs plus proceeds on mineral taxes, federal income tax, contingencies and depreciation and amortization.

Table 7
Total Cost Estimates

LOM Avg. Total Costs (US$/oz)	2009 Hollister Report
Total costs	559

An after tax cash flow schedule has been developed for the current production scenario and the capital and operating costs disclosed herein. The cash flow includes royalties and taxes payable. The results, at a cut-off of 0.30 oz/ton, show an estimated net present value (“NPV”) of US$129.6 million at a 5% discount rate and an internal rate of return (“IRR”) of 41.15% .

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

Table 8
Financial Analysis

Financial Analysis (After Tax)	2009 Hollister Report
IRR	41.2%
NPV (5% discount rate)	US$129.6 million
NPV (10% discount rate)	US$93.8 million
Payback	5 years
Mine life	10 years, including one year start up

Plans for fiscal 2009

Exploration drilling in 2009 will focus on the east and west extensions and cross cuts to the north are planned to provide systematic drill platforms which will enable testing the system at depth. Notably, the base of the vein system on the Hollister Property has not been detected yet.

The Company plans to continue its test mining (ore removal and test-processing) activities at the HDB within the allowable ore tonnage authorizations of its existing permits. Using the existing infrastructure, the planned 2009 underground bulk sampling program will develop approximately 260,000 tons of rock (both waste and ore), similar to the volume of rock developed and removed from the underground workings in 2008. Management anticipates that the planned 2009 activities could result in the recovery of approximately 110,000 tons of ore. These activities are subject to ascertainment with Nevada mining authorities that none of the activities fall outside the recently acquired Water Pollution Control Permit and other applicable permits. This ore will be processed off-site in accordance with the Water Pollution Control Permit to determine its metallurgical characteristics. The Company also intends to refurbish the Esmeralda Mill in anticipation that operating costs will be less than the cost of the toll milling arrangements that have been offered to the Company.

The Company will also be working on preparation of the required Environmental Impact Statement and will continue to refine its resource estimates. The current resource estimates will be reviewed in the next few months incorporating additional borehole and underground sampling, as well as using a variety of estimation techniques. The base of the mineral system remains geologically unconstrained and is an important exploration target.

The Company believes there is still considerable exploration potential on the Hollister Property and 16 drill targets peripheral to the HDB have been prioritized for exploration drilling.

1.2.2      Burnstone Property, Mpumalanga Province, South Africa

The Burnstone Property is in the South Rand area of the Witwatersrand goldfields located approximately 50 mi (80 km) southeast of Johannesburg, near the town of Balfour. The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines. The project has received all of the required permits to complete the development of the mine and commence commercial production.

Permitting

On March 10, 2008, Great Basin announced that the DME had approved an amended Environmental Management Plan for the sinking of the vertical shaft at the Burnstone Property. This development was

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

needed to remain in compliance with safety regulations by the establishment of a second outlet for the bulk sample project currently in development. A further Environmental Management Plan was approved and the bulk sample program is to be replaced by a LOM plan, the detail of which is being developed.

On February 17, 2009, Southgold was officially awarded the right to mine for gold, silver and aggregate in the Burnstone mining area for a period of 18 years from date of execution of the mining right along with renewal rights.

February 2009 Technical Report

The following disclosure is derived from a report on the 2008 program, mineral resources and 2009 update of the project financial evaluation (“2009 Burnstone Update”) that is included in the “Revised Technical Report Update Of The June 21, 2007 Technical Report (Optimized Feasibility Study), Inclusive Of Updated Mineral Resource And Reserve Estimates For The Burnstone Gold Project, Mpumalanga Province, South Africa” dated February 27, 2009 by Johan Oelofse, Pr.Eng. FSAIMM, Deon van der Heever, Pr.Sci.Nat., and Phil Bentley, Pr.Sci.Nat., (“2009 Burnstone Report“) and filed on www.sedar.com. Mr van der Heever is an independent qualified person and Mssrs Oelofse and Bentley are qualified persons that are not independent of the Company.

All information relating to the contents of the 2009 Burnstone Update, including but not limited to statements of the Burnstone project's potential and information such as capital and operating costs, production summary, and financial analysis are forward looking statements. The 2009 Update was prepared to quantify the Burnstone project's capital and operating cost parameters and to determine the project's likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Burnstone project. The mineralized material at the Burnstone project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Burnstone project’s mineralization is not yet considered to be a reserve under US mining standards as all necessary mining permits and project financing would be required in order to classify the project’s mineralized material as an economically exploitable reserve. Although work has been done to confirm the mine design, mining methods and processing methods assumed in the 2009 Burnstone Update, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Authorization has been received for mining. Additional permits, when required, have yet to be applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, these could be materially different from those contained in the 2009 Burnstone Update. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The 2009 Burnstone Update assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the 2009 Burnstone Update. Prices for gold have been below the price ranges assumed in 2009 Burnstone Update at times during the past ten years, and for extended periods of time. The project will require additional financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. South African mining tenure laws require that significant economic ownership in Burnstone be held by historically disadvantaged South Africans (HDSAs) and for which ownership rights the Company may not be significantly compensated. The Company has an agreement with Tranter Gold (Pty) Ltd which represents the required interest by HDSA. The economics of the Burnstone Project are sensitive to the US Dollar and South African Rand exchange rate and this rate has been subject to large fluctuations in the last several years.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

Underground Development and production build-up

The first of a two-stage underground access development program began in July 2006. Development and construction programs are ongoing and on December 31, 2008 approximately 6,867 ft (2,093 m) of the planned 7,590 ft (2,314 m) of decline development were completed.

Additional breakaways to reef positions have been established. A total of 256 ft (78 m) is left to Block B where stoping is scheduled to start in the second quarter and 581 ft (177 m) left to Block C where stoping is scheduled to start in the third quarter. The equipment required for the stoping of Block B is already on site and the crews have been trained.

Vertical shaft

The vertical shaft is intended primarily for rock hoisting, but will also be equipped for the insertion and extraction of men and material. For this purpose, two winders will be installed. The shaft will, at completion, be sunk to a depth of 1,644 ft (501 m) at shaft bottom.

The contract to sink and equip the vertical shaft was awarded to Grinaker – LTA Mining, a business unit of Aveng (Africa) Ltd. Site preparation and establishment was completed in time for the sinking operation to commence after the approval of the amended EMP. After the project commenced in January 2008, first blast was achieved on April 16, 2008. Concurrent activities with the sinking process include procurement and refurbishment of long lead items such as two winders, one being the rock winder, intended for hoisting of ore and waste, and one being a service winder, intended to hoist personnel and material. The winders have been procured and are in the process of refurbishment.

Currently, the Vertical Shaft has completed the initial, pre–sink phase, and reached a depth of 538 ft (164 m) below surface by the end of 2008. Preparations for the next phase, the main sink phase that is to take place at an advanced rate of sinking, is underway and nearing completion. The erection of the permanent headgear on January 19, 2009, as part of these preparations allows for three temporary sinking winders to be installed. These winders will be replaced by a permanent twin winder arrangement towards completion of the project.

The Vertical Shaft Project is expected to be completed during first quarter 2010.

Metallurgical plant

The metallurgical plant for the Burnstone Mine was designed to Feasibility Study level by MDM Engineering, and published as part of the final report. The plant was initially designed for a production rate of 125,000 tonnes per month. This design, with the inclusion of Area 2 in the initial LOM plan was increased with a further 50,000 tonnes per month to 175,000 tonnes per month capacity.

During this phase, it became clear that the lead time to acquire a new plant was in excess of 36 months, and a subsequent decision was taken to purchase and refurbish an ex-works plant.

The plant was shipped from Papua New Guinea to South Africa and was delivered to the site during May 2008. It is planned to refurbish and reconstruct the plant in preparation for commencement of production.

The current status of the metallurgical plant project is that a metallurgical update to the June 2007 Optimized Feasibility Study is nearing completion. Having finalized the Process Flow Design and Plant Layout for a Carbon-in-Leach process, current activities revolve around detailed engineering and design concurrently with the Optimised Feasibility Study update, which should be completed during the second quarter, 2009. The mills have been subjected to non-destructive testing to determine the level of refurbishment required. The Metallurgical Plant commissioning is on track for completion by the end of the first quarter of 2010.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

The focus for the next quarter will be to review and sign off the Final Designs and Control Budget Estimate in time to commence procurement from the end of the first quarter of 2009. Remaining long lead items will be dealt as highest priority and construction of plant components will commence during the second quarter of 2009.

The refurbishment of the Semi Autogenous Grinding (“SAG”) and Ball mills are in process.

Mineral Resources

From February 2007 to January 2008, a total of 23 boreholes were drilled. The drilling continued to increase confidence levels in Areas 1 and 2 and also increase the resource base in Area 4. This drilling formed the basis of the current resource estimate which is set out in Tables 9 and 10 below.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources

This management discussion and analysis uses the term ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Table 9
Measured and Indicated Mineral Resources as of January 2008

	Cut-off	Tonnes	Grade	Contained Gold(1)(2)
Category	(cmg/t)	(millions)	(g/t)	(ounces)
	350	39.0	7.56	9,474,000
Measured	400	33.8	7.80	8,484,000

Indicated	350	15.7	4.95	2,503,000
	400	15.1	4.89	2,372,000

Measured & Indicated	350	54.7	6.81	11,977,200
	400	48.9	6.90	10,856,000

Notes to table:

(1)	Conversion factor of 31.103 was used to convert grams to ounces for contained metal.
(2)	Metallurgical recovery assumed to be 100% for contained metal calculation.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This management discussion and analysis uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Table 10
Inferred Resources as of January 2008

	Cut-off	Tonnes	Grade	Contained Gold(1)(2)
Category	(cmg/t)	(millions)	(g/t)	(oz)

Inferred	350	18.6	4.42	2,642,000
	400	17.0	4.37	2,394,000

Notes to table:

(1)	Conversion factor of 31.103 was used to convert grams to ounces for contained metal.
(2)	Metallurgical recovery assumed to be 100% for contained metal calculation.

Mineral Reserves

Mineral reserves are declared at a cut-off gold content of 400 cmg/t (4 g/t over 100 cm). The portion of the mineral resources that were included in the mine plan were modified inclusive of mining dilution (minimum stoping width 90 cm with 10 cm dilution, minimum tramming width 120 cm), mining gold losses (10%), metallurgical recovery (95%) and royalties (4%) to the equivalent of proven and probable reserves disclosed in Table 11 below.

The proven and probable reserves have been determined in terms of Canadian regulations under NI 43-101.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

Cautionary Note to U.S. Investors Concerning Reserve Calculations

The mineral reserve estimates contained in this management discussion and analysis have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the Exchange Act) as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained herein may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to units.

Table 11
Proven and Probable Reserves as of February 2009

	Tonnes	Grade	Au Content
Category	(millions)	(g/t)	(oz)
Area 1
Proven	20.7	4.59	3,052,000
Probable	1.9	4.22	252,000
Area 2
Proven	6.9	3.32	741,000
Probable	0.5	3.22	51,000
Area 1 & 2
Proven	27.6	4.27	3,793,000
Probable	2.4	4.01	303,000
Total	30.0	4.25	4,096,000

Additional information:

(1)	Reserves calculated at a 4 g/t cut-off.

Energy

A process was initiated to mitigate the potential impact of a lack of electricity during the construction phase and establish alternatives to electrical power supply to the Burnstone Projects; this resulted in short, medium and longer term approaches. In the short term, the current Eskom (power grid) power supply to the mine site of 2 megawatts (MW) is being augmented by a diesel-driven standby power supply with the establishment of an 8 MW diesel generator pack to bridge the initial construction phase. It was envisaged to establish an 18 MW Heavy Fuel Oil generation capacity in the medium term to support the construction process until early to mid 2009. Subsequent to the completion of an initial concept study this option was discarded due to the excessive capital cost in building the plant.

Eskom has subsequently acknowledged the Burnstone application for electrical power supply, and has committed to supplying a first allocation of 20 MW. This entails the combined upgrading of an existing line, and the building of a new power line to the Burnstone site. Negotiations with Eskom are continuing. Through the establishment of a joint steering committee to drive the project, with the aim of fixing time lines and planning parameters, much progress was made to date. Development of the new supply is expected to commence in 18 to 24 months. The above team is also working closely together to ensure that the Burnstone electrical designs comply with generally accepted modern standards of power economization, in order to remain in compliance with Eskom guidelines in this regard.

Currently the mine development schedule is being investigated with the aim of accommodating the Eskom supply expansion beyond 20 MW. This issue is the focus of strategic talks between Eskom and the Company. Subsequent to a meeting between executive management members of Eskom and GBG, Eskom verbally committed to the supply of energy to the project, initially pinned to the 20MW supply as discussed above, and gradually, following the production build – up, the full requirement of 54MW. The supply line from Eskom as well as the internal electrical reticulation system is designed and will be built to accommodate the full power requirement of Burnstone.

Deficits in power supply will be overcome by using diesel generators for additional power supply.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

Mining method

The feasibility study for the project is based on using conventional breast stoping, with no mechanisation on the reef plane. The Company has investigated the opportunity of using alternative mining methods at Burnstone to improve safety, productivity and potential profitability of the project.

In December 2007 Great Basin commissioned Turgis Consulting (Pty) Limited (“Turgis”) to evaluate the possibility of using Long-Hole Stoping (“LHS”) at Burnstone. The concept of LHS in narrow, tabular, relatively flat dipping ore bodies has been used at Telfer Mine in Australia and has been experimented with in South Africa, including Beatrix Mine and Angloplats, Union Section and Boschfontein.

Trial mining with this method has shown potential for improved safety, reduced dilution and improved productivity. The main safety feature of the proposed mining method is that entry by workers into the stope is not required.

Initial costing work, conducted at a concept study level of detail, showed potential cost savings by using LHS. Great Basin subsequently commissioned Turgis to prepare a mine plan, utilising LHS for Burnstone, with the aim of comparing the results of this mine plan with the technical report filed in February 2009.

The Company is currently preparing to test LHS for a trial period in the first two stoping areas. The equipment needed for the trial stope is already on site, crews trained and testing of the equipment and its capabilities successfully completed. Turgis has been appointed to independently review the results of the trial stopes to ensure timeous and accurate decision making.

Project financial evaluation

The 2009 Burnstone Report included an update on the financial analysis of the project. The tables below provide a summary of the Company’s key progress to date on the Burnstone Properties, by providing an update with current economic parameters and financial analysis.

Table 12
Financial Analysis Assumptions

Assumptions	2009 Burnstone Report
Au Price	US$800/oz
US$/ZAR exchange rate	ZAR9.00
Proven and probable reserves used for the financial model	30 million tons @ 4.2 g/t of
gold. 4.1 million oz of Au @
4 g/t Au cut-off
Percentage of measured and indicated resources used in financial	38%
model
Gold recovery	95%

Cash costs include direct and indirect mining costs, development costs, engineering, environmental, safety, plant and site services, geology, general and administration, workman’s compensation, insurance, royalties and milling costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

Table 13
2009 LOM Average Cash Cost

LOM Avg. Cash Cost (US$/oz)	2009 Burnstone Report
Mining	218
Milling	37
South African royalty	32
Social development	1
Administration	31
Total	319

Regarding the capital cost table below, the increase in the capital costs are being negated by the devaluation of the ZAR to the US$. Estimates of the capital cost include an increase of 12% in ZAR denominated costs from the 2007 Burnstone Optimized feasibility study.

Table 14
Capital Cost Estimates

Project Capital Cost (US$ millions)	2009 Burnstone Report
Mine Development	101
Process plant	37
Vertical shaft	30
Tailings	7
Sub total	175
LOM capital	49
Total project capital	224
Capital spent up to December 31, 2008	55
Remaining capital to be spent over LOM	169

Regarding the total life of mine cost table below, total costs include cash costs plus proceeds on mineral taxes, income tax payable and depreciation and amortization.

Table 15
LOM Capital Cost Estimates

LOM Avg. Total Costs (US$/oz)	2009 Burnstone Report
Total costs	495

An after tax cash flow schedule has been developed for the current production scenario, and the capital and operating costs disclosed above. The cash flow includes royalties and taxes payable. The results, at a cut-off of 4 g/t Au cut-off, show an estimated NPV of US$687 million at a 5% discount rate and an internal rate of return of 36%.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

Table 16
Financial Analysis

Financial Analysis (Post Tax)	2009 Burnstone Report
Cash operating costs (per ounce)	319/oz
IRR	35.6%
NPV (5% discount rate)	US$687 million
NPV (10% discount rate)	US$414 million
Payback	3.5 years (after mill start up)
Mine life	19 years (including a four year
start-up period)

Plans for fiscal 2009

The Company’s current project development plan consists of two mainstream activities:

(i)

Preparation for and entering early stage production in Area 1. This will entail underground development into the mining blocks identified for early stage and trial mining by opening up and mining certain stopes. During this stage, advanced stoping techniques and mining technology will be evaluated. Completion of the decline shaft to shaft bottom is necessary, linking up with the shaft bottom development of the vertical shaft. Construction of other mine infrastructure, above and below surface is also planned, which entails the continuance and completion of the vertical shaft, construction of the metallurgical plant, construction of adequate surface infrastructure, road and offices and the establishment of adequate electrical power to the Burnstone Property. The Company will also source, employ and train the necessary workforce and purchase the equipment required; and

(ii)

Planning and preparation for access into Area 2. The development of the twin decline into Area 2 is postponed for a period of one year. The mining right for the Burnstone mine (granted October 2008 and executed February 17, 2009) contributed to the delay in the planned development of the decline shaft into Area 2 as it was a prerequisite for the environmental impact assessment (“EIA”) process for development of access into Area 2 to be initiated. After the EIA is completed, the Company plans to obtain approval from the relevant authorities to access Area 2 by way of a decline shaft. Although Area 2 would be accessed by a dedicated decline shaft, mining operations would share the surface infrastructure currently established for Area 1, with the exclusion of ventilation shafts.

The one year delay on initial planning will not have a significant impact on the planned production build up because of the planned mill start up time (mid – 2010) , as well as the percentage contribution to total production on the Burnstone Property from Area 2 (30%). In addition to the above, the production shortfall from Area 2 due to the delays discussed may be compensated for by additional production from Area 1 which will be extracted via the decline shaft.

1.2.3      Ganes Creek Property, Alaska, USA

Great Basin signed an agreement with Clark/Wiltz Mining (“CMW”), effective November 14, 2007, whereby it can earn an 80% interest in all hard rock mineral rights on the Ganes Creek Property in Alaska by expending a total of US$3 million over a period of 3 years. Funds invested into the project will be contingent on positive results. Failure to spend the agreed exploration amount will result in the loss of the earn in option.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

The Company can also increase its interest in the event and time of a production decision, by purchasing the remaining 20% in the Property at fair market value should CWM not wish to participate in any development costs. CWM would retain a 2% Net Smelter Royalty of which 1% could be purchased by Great Basin for US$2 million.

Property information

The Ganes Creek Property is located in Alaska, 440 km northwest of Anchorage and 40 km northwest of McGrath. The property is situated in the Tintina Gold Belt, which hosts the 20 million ounce Donlin Creek Project, held by NovaGold Resources and Barrick Gold and located some 100 km to the northeast of the Ganes Creek Property. The mineral rights held by CWM at Ganes Creek total 15,402 acres, comprising thirty-nine 40-acre state claims, seventy 160-acre state claims and fourteen federal patents, containing 90 patented claims with a total area of 2,628 acres.

Exploration program

During 2008 the field program consisted of geological mapping, soil sampling, trenching and ground induced polarization (“IP”) geophysical surveys. Approximately 2,918 continuous chip and more than 250 select hand samples were taken from exploration trenches. In addition, 487 soil samples were collected in a soil geochemistry survey. Approximately 7,000 m of cut-lines were established on the highlands between Maki and Potosi Creeks (two of the larger placer gold producing side tributaries to Ganes Creek). Another 1,200 m long geophysical line has also been surveyed along the side of the entire length of the existing runway in the Ganes Creek valley.

Numerous quartz-gold nuggets have been found in local tailing piles adjacent to the runway. The target for this survey line is potential covered quartz veins hosted in fold hinges and thrust faults structures that parallel Ganes Creek.

Additionally, all existing drill core on the property, consisting of ~1,580 m core, drilled by Battle Mountain Exploration and Full Metal Minerals was photographed, re-logged, and selectively sampled. These drillhole data will be used, in conjunction with surface geological maps, existing down-hole and surface assay data and 2-dimensional and 3-dimensional IP inversion information, to model the geology at depth at Independence/2040/Pzs Ridge, Breccia Hill, Katz, Potosi Creek and at the Beaumeister Bench areas.

Plans for fiscal 2009

The collation of all field data has been completed, and interpretation of the results in progress. The Company concluded an amendment to the agreement with CWM to defer its 2009 exploration funding commitments to 2010, subject to all state claim fees and reclamation costs for 2009 being paid by the Company. Subject to availability of funding for exploration projects, an assessment of continuing with the project investment will be made.

1.2.4      Tsetsera Property, Mozambique

The Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with G S Minase Refnaria Limitade (“GSR”) in Mozambique on August 20, 2007 (“the JV”). The purpose of the JV is to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

The Company has the right to earn-in an 80% interest in the JV, and has committed to exploration expenditures of approximately US$2 million over a three year period on the Tsetsera Property, which is located 80 km south of Manica in Mozambique, and other properties over which GSR holds mineral rights.

The Company manages the JV and is responsible for the day to day management of the exploration and other activities to be conducted.

Property information

GSR currently owns the 17 square km Tsetsera Property. The property was worked historically by artisanal miners, who crushed quartz vein material and panned gold from the fines. The artisanal miners have exposed over 985 ft (300 m) strike length of quartz veins, 5 to 60 cm in width, within a phyllite (strongly metamorphosed sediments). Rock samples taken during a field visit returned gold assay values between 0.22 g/t and 26.8 g/t from grab samples, and a chip sample across a 60 cm quartz vein returned 5.6 g/t Au. No other work has been completed on the property.

Field work on the ground in Mozambique started in July 2007. Mapping and sampling of the surface exposures commenced and a total of 17.5 line km have been mapped. A shear zone, hosting the surface quartz vein showing, was mapped over a strike length of 2.5 km.

Exploration program

An initial soil sampling and ground geo-physics program has been completed on the property during 2008. Four follow up exploration targets were delineated from this work.

Plans for fiscal 2009

The project is currently on care and maintenance. Management will evaluate the continuation of this project subject to the availability of funding for exploration activities.

1.2.5      Esmeralda property, Nevada, USA

The Company purchased the Esmeralda property on November 30, 2008 from Metallic Ventures (U.S.), Inc. (“MVI”) for an aggregate consideration of $2,403,600 (US$2,000,000).

The Esmeralda Mine and Property Mill consist of patented and unpatented mining claims, fee lands, water rights and a mill.

A reclamation asset equal to the $1,318,763 (US$1,082,728) reclamation liability incurred under the asset purchase was recorded against the Esmeralda property.

Esmeralda is approximately 290 miles from the Hollister project with 80% of that distance over paved roads.

Property information

An initial assessment of previous mining activities on the property, including the quantum and quality of available drilling, geological and mining related data is planned. The Esmeralda property has mineral resources, and these resources will be the subject of a detailed review and estimate that is NI43-101 compliant. Preliminary observations and analysis of data from the underground workings suggest that a high grade epithermal vein – type target, not dissimilar to Hollister, is present.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

Refurbishment of mill

The Esmeralda Mill was operational for a short period during 2003 and 2004, after which it was placed on care and maintenance. The Esmeralda Mill processes ore through a carbon in leach milling process with tailing deposition into an adjacent impoundment. Other features of the Esmeralda Property include crushing facilities, stockpile areas, waste rock facilities, roads and other miscellaneous areas. Required permits that allow for the operation of the mining, milling and associated crushing activities are currently being transferred to the Company.

The Esmeralda Mill can currently process up to 350 tons per day. The re-commissioning and reconfiguring of the Esmeralda Mill is expected to be completed by the end of June 2009, and the anticipated costs are refurbishment and commissioning of $3,264,240 (US$2,680,000); plant modification of $5,719,839 (US$4,696,091) and ancillary expenses of approximately $420,210 (US$345,000). Operating costs of the Esmeralda Mill are estimated not to exceed $60 (US$50) per ton.

All administrative matters related to final closure of the Esmeralda transaction, through which the mill was acquired, has been completed as well as the planning and scheduling required for the refurbishment and re-commissioning of the Esmeralda plant. During January and February 2009, a turnkey refurbishment and re-commissioning proposal was solicited from prospective contractors, for the Esmeralda Mill. This resulted in Hanlon Engineers being awarded the contract to commence with Phase 1 of the refurbishment and re-commissioning program. Refurbishment started on March 1, 2009.

Plans for fiscal 2009

The Company will continue with the refurbishment of the mill and related infrastructure with July 1, 2009 being targeted for the mill start-up date. Historical geological data have been accumulated and are being analyzed and captured in the Company’s geological software. The results will be used to assess the viability of re-opening the closed down mine and exploration on the property.

1.2.6      Rusaf Properties

During the second quarter of 2008, the Company acquired the remaining 63% of Rusaf Gold Ltd (“Rusaf”) for a total consideration of $22.9 million, paid in approximately 6.6 million Great Basin common shares (plus 1.1 million shares issuable on exercise of warrants and options). The former Rusaf properties are held by the wholly owned subsidiary of the Company, GBG Rusaf Gold Ltd (“GBG Rusaf”).

The exchange ratio applied was 1 Great Basin share for every 4.5 Rusaf shares.

The acquisition terms also provide for additional Great Basin shares to be issued in the first 3 years from closing, contingent upon gold discoveries involving more than 500,000 ounces on certain mineral prospects currently held by Rusaf.

In the event of such discoveries, Great Basin will issue shares valued at the higher of the closing price on acquisition date (C$2.94) or then-prevailing market price to the former Rusaf shareholders on the basis of valuing these gold ounces (including equivalent metals) at US$15/oz for inferred resources and US$40/oz

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

for measured and indicated resources (subject to a minimum average cut-off grade of 1.5 g/t or 0.04 oz/ton). Great Basin has also agreed to spend between $7 million and $20 million in exploring the acquired properties during this period depending on independent advice as to the likelihood of exploration success.

Property information

During 2008 GBG Rusaf conducted exploration in Tanzania and the Kurils Islands in eastern Russia.

In Tanzania the exploration program consists of three regional exploration programs in the following areas:

  Lake Victoria (North-West), including several early stage exploration programs and drilling on two targets.

  Lupa (South-West), where the Nkolwisi project was the focus of a surface drilling program.

  Kikugwe (Central South), where a soil sampling program was completed.

Exploration on the island of Kurils in 2008 included 33 diamond boreholes aimed at establishing indicated mineral resources in the main project area. Assays for these holes are partially in-hand aand discussed below and the balance are expected to be released in the second quarter, 2009.

Exploration program

Final results received from the drill program in Lake Victoria are currently being processed, and geological modeling and mineral resource estimation on the Lubando and Imweru is expected to be completed during the second quarter of 2009.

The Nkulwisi (Lupa) drill program was completed in mid October and results from this program have been received. Geological modeling and mineral resource estimation is being undertaken during the first quarter of 2009. Due to delays in government permitting, very little exploration work has been undertaken on the Kigugwe properties thus far. The process has now progressed to a stage where a final recommendation to grant the permit has been made to the relevant Ministries.

In Kurils, 33 diamond boreholes totaling 20,073 ft (6,118 m) were completed on the Pereselencheskoye (Peres) target. Partial analyses from 11 drill holes have been received. The most significant results to date are in hole number PC08-01 with 130 ft (39.5 m) at 1.82 g/t Au and >0.4% Zn, PC08-03 with 223 ft (68 m) at 0.36 g/t Au and >0.26% Zn, and PC08-05 with 39 ft (12 m) at 2.4 g/t Au, >0.49% Pb, >0.51% Zn. Final assays are still pending, inclusive of additional analysis due to overlimits (>10 ppm for silver, >10,000 ppm for Pb and >10,000 ppm for Zn).on many of the samples

Preliminary conclusions based on results to date show a large low grade Au-Pb-Zn deposit. A disseminated gold halo appears to exist around dacitic to rhyolitic intrusive dike and stock(s). Lead and zinc mineralization occurs in veins and stockwork veinlets predominately within the intrusives. Skarn (hornfels and diopside) mineralization is present within altered volcanics adjacent to intrusive rocks. Deposit-type is characteristic of high sulfidation epithermal to porphyritic in nature.

Plans for fiscal 2009

Geological modeling and mineral resource estimation are to be completed once final analyses are received, which are anticipated during the second quarter of 2009. Continuation and extend of the exploration programs on these properties will be assessed based on the results from the pending assays and the availability of exploration funding within the Group.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

1.2.7      Kryso Resources Plc

The Company, through various share purchase transactions, holds 15% in the equity of Kryso Resources Plc (“Kryso”), a mineral resources and exploration company exploring gold and precious metal deposits in Central Asia. Kryso is a publicly traded company on the AIM market of the London Stock Exchange.

Property information

The Pakrut deposit is located in the Tien Shan Belt, a highly prospective zone running from Uzbekistan through to China which hosts several world-class gold deposits, including the 70 million ounce Muruntau deposit. The property hosting the Pakrut deposit is located 107 km from the capital Dushanbe, and was acquired by Kryso in 2003. A mining license was granted in April 2004.

Kryso also recently acquired the Hukas nickel/copper project in central Tajikistan. Surface trenching in late 2006 returned promising results, including highlights of 1.0% -1.6% nickel and 0.6% -1.2% copper over a widths of 2 m-7 m. Ground geophysical surveys and diamond drilling was undertaken in 2007.

Exploration program

During the third quarter of 2008 a revised JORC compliant Mineral Resource Statement was undertaken at the Pakrut Gold Project.

The Resource Statement, completed by Deon van der Heever, Pr.Sci.Nat., of GeoLogix Mineral Resource Consultants (Pty) Ltd., incorporated additional borehole information from the deposit-area called Ore Zone 1. The resources are considered equivalent to those that would be estimated using CIM 2005 under National Instrument 43-101.

The Resource Statement is summarized below.

Category	Cut-Off g/t	Tonnes	Au g/t	Au Oz
Measured	1.0	8,896,700	3.05	872,000
Indicated	1.0	3,048,000	2.60	255,000
M & I	1.0	11,944,700	2.93	1,127,000

Plans for fiscal 2009

Kryso announced on February 13, 2009 that it has entered into a conditional subscription agreement with Naveen Holdings Limited a company beneficially wholly owned by Stanislav V. Kotov. The agreement involves the conditional placing of new ordinary shares to raise approximately £2.56 million before expenses, a mandatory convertible loan of £500,000 to provide funding in the period to completion of the placing and issue of warrants conditional on the placing. Proceeds are to be deployed to complete a bankable feasibility study for the Pakrut gold project, to expand the Pakrut project resource and reserve base and to continue exploration at the Hukas nickel-copper project.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

1.2.8      Market Trends

Global equity markets have declined through 2008 due to rising concerns over liquidity and the ability of banks to finance their derivative commitments. The collapse or near collapse of several US financial instituions spiked a nearly unprecedented sell-off in equities as investors scrambled to close out their positions in the financial markets and limit their exposure to margin calls. A report issued by Bank of Montreal (“BMO”) in January 2009 indicated that the gold industry was trading on average at 55% of net asset value, with the junior producers and developers trading at 25% of their net asset value.

The share price of Great Basin increased from $3.01 at the beginning of fiscal 2008 to the 52 week high of $3.83 on March 14, 2008, and traded consistently above $3.50 until September 2008 when it followed the global downturn in equities and went as low as $0.98 on October 24, 2008. The share price recovered somewhat ending the year at $1.57. The gold sector reacted positively in the early part of 2009 as the global economic crisis continued and gold equities recovered to an extend but not to the levels seen before September 2008.

Gold prices have been increasingly volatile during the year opening at US$846 an ounce on January 2, 2008 and increasing to the all time high of US$1,011per ounce on March 17, 2008. Gold traded between US$940/oz and US$850/oz until August 2008 when the volatility increased in line with the global economic crisis. The price per ounce went as low as US$712 on October 24, 2008 and recovered again to US$870 per ounce on December 31, 2008. Gold increased to above US$900 in January and outperformed all commodities in the first 2 months of 2009. Analysts forecast a short to medium term price of above US$900 and in some instances above US$1,000 per ounce.

The movement in the gold price remains one of the major contributors to fluctuations in the Company’s share price.

1.3        Selected Annual Information

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences arise from rounding.

	As at and for the years ended
	December 31	December 31
	2008	2007

Current assets	$52,706	$84,353
Mineral properties	259,859	218,414
Other assets	52,635	26,546
Total assets	365,200	329,313

Current liabilities	27,446	6,121
Future income taxes and other liabilities	80,546	35,400
Shareholders’ equity	257,208	287,792
Total liabilities and shareholders’ equity	365,200	329,313

Working capital[1]	$25,280	$78,232

1 Working capital refers to the net amount available after current liabilities are netted against current assets and is considered a non-GAAP measure.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

	As at and for the years ended
	December 31	December 31
	2008	2007
Revenue	24,716	–
Expenses	(141,533)	(58,321)

Loss for the year	$(84,872)	$(51,168)

Basic and diluted loss per share	$(0.40)	$(0.31)

Weighted average number of common shares outstanding
(thousands)	211,283	166,099

1.4        Summary of Quarterly Results

In thousands of Canadian dollars, except per share figures and number of shares. Small differences may arise due to rounding.

	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31
	2008	2008	2008	2008	2007	2007	2007	2007
Current assets	52,706	18,143	32,545	61,292	84,353	74,871	102,735	30,768
Mineral properties	259,859	256,424	250,383	218,485	218,414	203,838	203,796	110,910
Other assets	52,635	35,586	34,179	32,993	26,546	25,796	10,290	4,238
Total assets	365,200	310,153	317,107	312,770	329,313	304,505	316,821	145,916
Current liabilities	27,446	14,240	11,115	7,895	6,121	3,158	3,048	3,307
Future income taxes and other
Liabilities	80,546	47,307	34,986	31,248	35,400	36,311	38,325	17,255
Shareholders’ equity	257,208	248,606	271,006	273,627	287,792	265,036	275,448	125,354
Total liabilities and
shareholders’ equity	365,200	310,153	317,107	312,770	329,313	304,505	316,821	145,916
Working capital[1]	25,260	3,903	21,430	53,397	78,232	71,713	99,687	27,461

Revenue	16,920	-	7,796	-	-	-	-	-
(Expenses) income	(43,085)	(34,805)	(43,131)	(20,512)	(23,385)	(14,372)	(13,806)	(6,758)

Loss for the period	(3,693)	(31,129)	(33,038)	(17,012)	(19,275)	(13,427)[2]	(12,956)	(5,510)
Basic and diluted loss per
share	$0.01	$0.15	$0.16	$0.08	$0.10	$0.08	$0.08	$0.05
Weighted average number of
common shares outstanding
(thousands)	215,162	214,345	205,930	203,902	202,635	180,963	166,044	113,610

1 Working capital refers to the net amount available after current liabilities are netted against current assets and is considered a non-GAAP measure.
2 Loss from associate for the quarter ended September 30, 2007 was revised to provide for information which became available subsequent to date

1.5        Results of Operations

For the year ended December 31, 2008, Great Basin on a consoliodated basis (the “Group”) incurred a loss of $84,872,078 as compared to a loss of $51,167,666 in the previous year. The increase in the loss is due mainly to higher pre-development costs incurred as the Company develops its two main gold mining projects in Nevada and South Africa as well as increased exploration activities in the 2008 financial year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

Pre-development costs incurred at Hollister are currently being expensed based on a decision from Management until such time as all of the required permitting is granted to operate the mine at commercial levels of production. Pre-development costs incurred at Burnstone have been expensed until the Mining Right was received on October 28, 2008 and were capitalized from this day forward. Expensing the pre-development costs has increased the Group’s losses.

Following the acquisition of the remaining 63% of Rusaf Gold Limited the Group also consolidated the results of the exploration programs conducted on the properties in Tanzania and Russia that are owned by the acquired subsidiaries.

a)	Revenue

Net revenue for the year from metal sales amounted to $24,716,323 after deducting toll milling charges of $4,398,106. The revenue was generated from the Group’s trial mining activities at the Hollister properties from the sale of 38,465 gold equivalent ounces. Net revenue was reduced by the conditions of the various toll milling agreements the Company entered into during the year which included fixed metal prices and toll milling costs calculated based on a retention of actual metal recovered. Gross revenue at spot prices would have amounted to some $36 million. No revenue was recognized in the previous year.

b)	Production costs

The production costs were in-line with managements’ expectation of the cost to be incurred during the ramp up phase to planned production. Economy of scale benefits will only be achieved as tonnage build-up progresses.

The production costs were in-line with managements’ expectation of the cost to be incurred during the ramp up phase to planned production. Economy of scale benefits will only be achieved as tonnage build-up progresses.

c)	Exploration expenses

Total exploration expenses increased to $23,902,737 during the year from $13,091,773 in the prior year. At the Hollister Property, exploration expenses increased to $11,413,418 during the year, compared to $8,589,373 during fiscal 2007. This is predominantly due to the surface and underground drilling program initiated in the Hatter Graben area as well as the successful in-fill drilling program.

Exploration expenses at Burnstone decreased slightly from $3,405,783 in 2007 to $3,309,362 in 2008. Exploration cost for the year relate to additional in-fill drilling as well as surface exploration in Area 4 of the property.

Exploration costs incurred at the properties acquired through the Rusaf Gold Limited acquisition amounted to $7,538,805 during the year. The Rusaf acquisition has been completed on April 1, 2008 and exploration expenses on these projects have been included in the consolidation from this date.

A further $1,641,152 was incurred during the year on other exploration activities. These expenses were mainly incurred during the exploration in Alaska (Ganes Creek) and Mozambique (Tsetsera project) and increased from the $1,096,617 incurred in the previous year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

d)	Pre-development expenses

The pre-development increased to $62,597,563 during 2008 compared to $30,128,319 in the previous year. Pre-development expenses for the Hollister project are expensed until the required permitting has been received to operate the mine at sustainable levels. Pre-development expenses for the Burnstone project have been expensed till October 28, 2008 when the New Order Mining Right was received. Subsequent development costs for the Burnstone project have been capitalized.

Pre-development expenses incurred during the year at the Hollister project increased to $38,504,303 compared to $18,350,285 during 2007. The Company included 100% of the pre- development expenses for the Hollister project since April 1, 2007 on acquiring Hecla Mining’s remaining 50% interest. The completion of the Alimak raise, additional underground development, permitted surface development and the upgrade to access roads are included in the pre-development expenses for 2008

Pre-development expenses at the Burnstone Property increased from $11,778,034 in 2007 to $24,093,260 in 2008. The increase relates to the development of the Vertical shaft, surface infrastructure and the further development of the decline shaft till October 28, 2008.

e)	Foreign exchange

Changes to economic facts and circumstances related to certain of the Groups’ foreign operations impacted on the treatment of the functional currency for these operations from July 1, 2008 with the result that $2,311,387 of unrealized foreign exchange gain on self sustaining operations in the Group has been recorded in equity for the year ended December 31, 2008.

Foreign exchange differences are recorded on the financial assets and liabilities of the foreign integrated operations of the Group that are denominated in the local currencies in the jurisdictions that the Group operates in. The $2,737,378 foreign exchange loss recognized in 2008 therefore represent 100% of foreign exchange translation adjustments on all Group operations up to June 30, 2008 and only those foreign exchange adjustments on the remaining foreign integrated operations of the Group since this date. The unrealized foreign exchange loss of $2,532,752 recognized in 2007 relates to all foreign exchange adjustments on translation of the financial statements.

f)	Office and administration

Office and administration costs increased to $7,396,242 during the year compared to $4,098,435 in the previous year. The increase from 2007 is attributable to the additional administrative activities required to support the increased exploration and development activities at Burnstone and Hollister.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

g)	Salaries and compensation

The increase in staff as well as the options granted to senior management and Directors during the second quarter had the result that the Company recognized $9,082,504 in stock-based compensation expense during the year compared to $4,458,015 in the prior year. Subsequent to December 31, 2008 Directors, employees and certain consultants were allowed to cancel certain unexercised employee and non-employee stock options and receive new previously unallocated options equal to 50% of the cancelled options at an exercise price of $1.25 and vesting period of 24 months. The allocation of these new options was concluded on January 12, 2009.The Company also granted new options in terms of its share option plan during February 2009. Subsequent to the above cancellation, replacement and issuance of stock options the Company had 16,469,632 options outstanding at an average exercise price of $1.66 and 2,057,669 options that are exercisable at an average price of $2.24.

h)	Interest expense

The interest expense relates to the interest accrued on the Burnstone project finance facility drawn down since August 2008 as well as the interest accrued on the Senior Secured Notes issued on December 12, 2008. No interest was paid in 2007 as the Company had no interest bearing loans.

i)	Interest received

Interest received decreased to $2,357,564 during the year compared to $3,692,550 received in 2007 mainly due to the movement in cash balances after the financing of operating and development expenditure as well as investments made.

j)	Loss from associate

During the 2nd quarter of 2008 the Company finalized the acquisition of the remaining 63% in Rusaf Gold Limited (“Rusaf”) and subsequently accounted for the investment as a subsidiary and consolidated the results into the Group accounts.

k)	Fair value adjustment on financial instruments

A fair value loss on the warrant investment in Kryso Resources Plc of $768,860 has been recorded for the year compared to a loss of $104,365 recognized in the previous year. An additional fair value loss of $2,701,256 (2007: gain of $538,061) has been recorded in equity on the ordinary shares held in Kryso. Kryso had some positive exploration results during the year and management has therefore concluded that the decline in value is considered to be temporary.

l)	Future income tax recovery

The increase in the future income tax recovery from $7,153,285 in 2007 to $31,944,779 in 2008 is as a result of future income tax assets recognized on losses and capital allowances that are available for offset against future taxable income.

1.6        Liquidity

The Company monitors it’s spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term operating cash requirements.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company completed a 100,000,000 unit offering on March 13, 2009 and thereby raising gross proceeds of $130 million to fund the development of the Burnstone project. The Company has granted to the Underwriters an over-allotment option to acquire additional Common Shares in an aggregate amount of up to 15% of the aggregate number of Common Shares sold pursuant to the Offering. The Over-Allotment Option is expected to be exercised in full and closure will be within 30 days of March 13, 2009 taking the gross proceeds on the offering to $149.5 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

The Company's access to future equity financing is always uncertain. During 2008 the Company also raised secured long term debt to fund its on-going development operations.

Funding the on-going development projects of the Company will be provided by a combination of cash flow from operations, available cash resources and borrowings.

The Company remains in negotiation to complete the project loan facilities (the “Facilities”) for the Burnstone Property development. Deteriorating credit markets during the latter part of 2008 have caused delays in obtaining final approvals from the lenders. The Company received non-binding commitments from the lenders to provide the remaining ZAR600 million ($79 million) of the facility subject to the Company spending the agreed amount in equity on the project and completion of definitive agreements. Once concluded, the Facility will amount to a total of ZAR800 million ($105 million). An additional stand by debt facility of ZAR130 million ($17 million) will be made available by the lenders subject to the Company spending an additional ZAR130 million ($17 million) in equity. The standby debt facility is subject to further approval before draw down and will be subject to reaching project completion upon disbursement.

Failure to secure the project finance facility in time will require a re-assessment of the development schedule or an alternative external source of finance.

At December 31, 2008, the Company had working capital of approximately $25 million.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7        Capital Resources

Great Basin's share capital consists of common shares without par value, of which an unlimited number of shares are authorized and 215,166,542 common shares without par value were issued and outstanding as fully paid and non-assessable as of December 31, 2008 as well as 49,180,312 (before accounting for anti-diltion) share purchase warrants outstanding and 17,242,396 share options outstanding at that date.

In December 2008, the Company entered into an equity line agreement with an affiliate of Investec Limited (“Investec”). The agreement provided that the Company could sell to Investec over the term of the agreement up to $4 million of common shares in tranches at a price which was to be calculated as 95% of prevailing market with a floor price of $1.12 per common share. The agreement terminated on February 7, 2009 and the Company issued an aggregate of 2,846,800 common shares to Investec at an average price of $1.38.

The Company completed a public offering on March 13, 2009 whereby it issued 100,000,000 units (the “Units”) at a price of $1.30 per Unit (the “Offering Price”). Each Unit consists of one common share (each, a “Common Share”) in the capital of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”) of Great Basin. Each Warrant will entitle the holder thereof to purchase one Common Share (a “Warrant Share”) at a price of $1.60 at any time before 5:00 p.m. (Vancouver time) on October 15, 2010.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

The Company has granted to the Underwriters an over-allotment option to acquire additional Common Shares in an aggregate amount of up to 15% of the aggregate number of Common Shares sold pursuant to the Offering. The Over-Allotment Option is expected to be exercised in full and closure will be within 30 days of March 13, 2009 taking the gross proceeds on the offering to $149,500,000. The Equity offering that closed on March 13, 2009 triggered the anti-dilution protection on the warrants issued in respect of the Senior Secured Notes. The exercise price of these warrants was adjusted to $1.25 (from $1.80) per common share and the number of common shares which may be acquired increased to 26,994,240 common shares (including agent’s warrants). These warrants remain subject to anti-dilution rights, including certain anti-dilution rights triggered by the issuance of common shares at a price less than the exercise price, but have a minimum exercise price of $1.11 per common share.

On March 20, 2009 the Company’ issued share capital consists of 318,033,345 fully paid and non-assessable common shares without par value as well as 107,428,552 share purchase warrants and 16,469,632 outstanding share options.

1.8        Off-Balance Sheet Arrangements

The Company, through its subsidiaries, N5C Resource Inc., N6C Resources Inc. and Rodeo Creek Gold Inc. signed a loan guarantee agreement pursuant to the conclusion of the transaction with Tranter Burnstone.

On October 1, 2007, Tranter Burnstone borrowed $29 million (ZAR200million) from Investec to settle a portion of the purchase consideration of $38 million (ZAR260 million) for the 812 Southgold shares. The security for the loan comprised, amongst other items, a loan guarantee which require N5C Resources Inc., N6C Resources Inc. or Rodeo Creek Gold Inc., in the event of default by Tranter Burnstone on any of its interest payments to Investec, at any time for the first four years, to lend not more than $11.6 million (ZAR80 million) to Tranter Burnstone in order to settle such repayment obligations.

The loan agreement with Investec requires Tranter Burnstone to deposit cash into a margin call account if the underlying value of the shares held by Tranter in Great Basin Gold is less than the outstanding loan and accrued interest. The decrease in the share price of the Company since September 2008 triggered the requirement for a cash deposit into the margin account and the Company elected to assist Tranter and deposited $4 million (ZAR31 million) with Investec on behalf of Tranter Burnstone into the margin account in partial satisfaction of the margin requirement. Tranter Burnstone defaulted on depositing the remaining cash requirement to the margin account, and the Company has been advised that Investec served Tranter with a notice of default in December 2008. The terms of refund of the Company’s cash deposited into the margin account is currently under discussion with Investec and is expected to involve further recovery in the price of the Company’s shares. The release of the funds deposited by the Company is contingent upon the share price of the Company exceeding the stated trigger price (ZAR15.98 per share for 10 days trading) and the approval for the full re-instatement of the facilities by the Investec Credit Committee, and accordingly, the amount recoverable from this deposit may change by a material amount when this contingency is resolved.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

1.9        Contractual obligations

		Less than one
	Total	year	2 to 5 years		More than 5 years
	(million)	(million)	(million)		(million)
Exploration commitment	$10	$5	$5	$	Nil
Project loan facility	48	Nil	33		15
Senior secured notes	75	Nil	75		Nil
Finance lease liability	2.8	1	1.8		Nil
Operating lease obligations	0.9	0.2	0.7		Nil
Purchase obligations	Nil	Nil	Nil		Nil
Other	Nil	Nil	Nil		Nil
Total	$136.7	$6.2	$115.5		$15

Exploration commitments

The Company signed an agreement, effective November 14, 2007, whereby the Company can earn 80% interest in all the hard rock mineral rights on the Ganes Creek Property in Alaska by expending a total of US$3 million in exploration expenditures over a period of 3 years. The Ganes Creek Property is held by CWM, based in Talkeetna, Alaska, USA. The earn-in right will be forfeited should the contracted expenditure not be incurred.

On August 20, 2007, the Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with GS Minase Refnaria Limitade (“GSR”) in Mozambique. The purpose of the Joint Venture in to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties. The Company will have an 80% interest in the Joint Venture and has committed to exploration expenditures of approximately US$2 million over a 3 year period on the Tsetsera Property, which is located 80 km south of Manica, Mozambique and other properties over which GSR holds mineral rights.

In terms of the acquisition agreement of Rusaf the Company agreed to spend a minimum of US$7 million and up to a maximum of $20 million to explore the newly acquired properties during the first three years from closing of the transaction on April 1, 2008. The increased expenditure is contingent upon gold discoveries above a threshold of 500,000 ounces in size on certain mineral prospects formerly held by Rusaf.

Project loan facility

The facility has a term of 7 years with quarterly repayments of $2 million (ZAR18 million) commencing September 2010. Interest rates are linked to the Johannesburg inter banking borrowing rate (“JIBAR”) with an average premium of 2.25% above JIBAR. As at December 31, 2008 JIBAR was at 12.06% .

Senior secured notes

Each Note matures at 120% of principal on the earlier of December 12, 2011 and certain stated events, including a change of control. The Notes bear interest of 14% per annum with the first 24 months of interest having been prepaid.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

The Notes are guaranteed on a joint and several basis by all of the Company’s Nevada subsidiaries and secured by their assets, being the Hollister Property and all other Nevada assets. The Notes are also repayable at the election of the holder on 30 days notice after November 12, 2010.

Finance lease liability

The principal debt amount will be repaid in 36 equal installments. Interest is charged at 6.5% on outstanding capital and is being calculated on the 15th of each month. The finance lease is collateralized by the leased assets which had a carrying value of $2,736,595 at December 31, 2008.

1.10      Transactions with Related Parties

Related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as agreed to by the parties. There were no material related party transactions in the fourth quarter.

Information relating to the Company’s related party transactions is available in the Company’s annual financial statements which is available on SEDAR at www.sedar.com.

1.11      Fourth Quarter Results

Loss for the quarter ended December 31, 2008 was $3,692,136 compared to $31,128,987 in the previous quarter and $19,274,560 in the fourth quarter in fiscal 2007. Net revenue of $16,920,208 and production costs of $14,286,699 has been recorded in the quarter. No revenue or production costs have been recorded in the previous quarter or the fourth quarter of 2007. A depletion charge of $6,344,218 has been recorded in the quarter due to the extraction of mineral reserves. The net loss for the quarter was also impacted by the future income tax recovery of $22,471,996 recorded. Exploration and development expenses decreased from $28,556,920 during the third quarter of 2008 to $12,250,304. This decrease is due to the capitalization of the pre-development costs at the Burnstone project since October 28, 2008 as well as the decrease in exploration activities due to the cash preservation drive of the Company

Interest expense increased to $1,013,588 during the quarter due to the interest amortization of the Senior secured notes. No other significant quarter on quarter variances occurred.

1.12      Proposed Transactions

Refer 1.6

1.13      Critical Accounting Estimates

The Company's accounting policies are presented in note 4 of the most recent annual consolidated financial statements and a description of a change in accounting policy is set out in 1.14 of this document.

The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements.

These estimates include:

  mineral resources and reserves
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment,

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

  the valuation of stock-based compensation expense, and
  the estimation of asset retirement obligations.
  the valuation of warrants
  the determination of valuation allowance for future income taxes

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

(a)	Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves, which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties.

The value of the common shares issued is the fair market value, based on the trading price of the shares at the agreement and announcement date, pursuant to the terms of the relevant agreement. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

The carrying value of property, plant and equipment are considered in terms of the remaining useful life of the particular asset. These estimates are done by engineers in accordance with their knowledge and experience in the mining industry. Re-assessment of the remaining useful life could cause a significant change in the carrying value initially recorded for property, plant and equipment.

(b)	Site reclamation costs (asset retirement obligations)

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

(c)	Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

(d)	Warrants

The Company from time to time grants share purchase warrants as part of its capital raising and under the conclusion of business transactions. The Company uses the Black-Scholes option pricing model to estimate a value for these warrants. This model, and other models which are used to value the warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the fair value attributed to warrants issued in a period.

(e)	Future income taxes

Future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

The carrying value of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

1.14      Adoption of new Accounting Policies

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Section 1535 – Capital Disclosures

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non- compliance.

The Company’s objectives when managing capital are:

	•	To safeguard the Company’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders, and

	•	To provide an adequate return to shareholders by pricing products commensurately with the level of risk.

The Company considers the items included in the consolidated statement of shareholder’s equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements. The adoption of this standard had no impact on the results of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

(b)	Section 3031 – Inventories

The Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formula that is used to assign costs to inventories. The adoption of this standard had no impact on the results of the Company.

(c)	Financial Instruments – Disclosures (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk.

The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. The adoption of this standard had no impact on the results of the Company.

(d)	Amendments to Section 1400 - Going Concern

CICA 1400, General Standards of Financial Statements Presentation, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The adoption of this standard had no impact on the results of the Company.

1.15      New accounting pronouncements

The Canadian Institute of Charted Accountants (“CICA”) has issued the following new standards which affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2009.

a)	Section 3064 and 1000 – Goodwill and intangible assets

Section 3064 replaces CICA 3062 and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA 1000 is amended to clarify criteria for recognition of an asset. CICA 3450 is replaced by guidance in CICA 3064, effective for interim and annual financial statements for years beginning on/after October 1, 2008. The Company is currently in the process of evaluating the impact this will have on the Company’s financial statements.

1.16      Financial Instruments and Other Instruments

Kryso is a publicly traded company on the AIM market of the London Stock Exchange. The shares were acquired at an original cost of $2,723,152 and were subsequently revalued to their fair value of $3,326,024 on December 31, 2007, which was calculated based on the closing price of 14.25 pence per share and an exchange rate of $1.96:1GBP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

On January 1, 2008, the Company held 11,908,429 equal to 15% of the common shares issued by Kryso Resources Plc (“Kryso”), a mineral resources and exploration company exploring gold and precious metal deposits in Central Asia.

On August 6, 2008 the Company acquired a further 1,492,906 shares during a private placement by Kryso at a total consideration of GBP134,362 (9 pence per share).

An unrealized loss of $2,701,256 for the year ended December 31, 2008 is reported in the Statement of operations and comprehensive loss under other comprehensive loss and was calculated based on the closing price of 3.75 pence per share and an exchange rate of $1.79:1GBP.

Under the terms of the share purchase agreement entered into during December 2006, the Company was granted 5,000,000 warrants (First grant), exercisable at a price of 15 pence for a common share over five years, from Kryso. On date of grant the warrants had an estimated fair value of $937,365, which was revalued to $833,000 on December 31, 2007. The fair value on December 31, 2007 was based on expected volatility of 72.5%, risk free interest rate of 5%, dividend of nil, remaining life of approximately 5 years and an exchange rate of $1.96:1GBP.

In terms of the April 2008 Convertible loan agreement entered into, the Company was granted an additional 1,086,956 warrants from Kryso (Second grant). On date of grant the warrants had an estimated fair value of $15,820 (using expected volatility of 75.31%, risk free rate of 4.25%, dividends of nil, remaining life of 2 years and an exchange rate of $1.97:1GBP) .

The warrants were fair valued on December 31, 2008 based on the assumptions summarized below and an exchange rate of $1.79:1GBP.

	First grant	Second grant
Expected volatility	75.52%	75.31%
Risk free interest rate	4.5%	4.25%
Dividend	Nil	Nil
Remaining life	3.5 years	1.8 years

The unrealized loss of $768,860 is reported in the net loss for the year ended December 31, 2008.

The Company used the Black-Scholes option pricing model to estimate the fair value of its financial instruments held-for-trading.

The decrease in the fair value of the investment is considered to be temporary based on the underlying mineral resource value of the projects owned by Kryso.

The financial risk exposure, inclusive of credit risk, liquidity risk, market risk, foreign exchange risk, interest rate risk and commodity price risk as well as the risk management policies employed by the Company are disclosed in detail in the financial statements for the year ended December 31, 2008.

1.17      Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

The Company will be requested to convert its accounting framework to International Financial Reporting Standards (“IFRS”) at the latest January 1, 2011. The Company is in the process of evaluating the impact of this required conversion on the financial reporting and disclosure requirements of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

1.17.1   Disclosure of Outstanding Share Data

The following details the share capital structure as at March 20, 2008. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise	Number
Equity type	Expiry date	price	granted	Total
Common shares				318,033,345

Share purchase options	March 31, 2009	$ 2.07	36,000
	April 18, 2010	$ 2.68	16,667
	November 9, 2010	$3.12	190,000
	December 31, 2010	$ 1.14	400,000
	February 4, 2011	$3.00	355,002
	February 15, 2011	$2.95	50,000
	March 31, 2011	$3.57	100,000
	April 30, 2011	$ 2.45	450,000
	May 21, 2011	$3.47	180,000
	August 18, 2011	$2.78	670,000
	October 11, 2011	$1.50	1,145,000
	December 11, 2011	$1.25	6,285,263
	February 11, 2012	$1.75	4,621,900
	April 18, 2012	$2.68	90,000
	April 10, 2013	$3.60	110,000
	December 11, 2013	$1.25	254,800
	January 14, 2014	$1.35	825,000
	February 11, 2014	$1.75	690,000	16,469,632
Warrants
	April 20, 2009	$ 3.50	28,750,000
	September 30, 2010	ZAR20.78	1,684,312
	October 15, 2010	$1.60	50,000,000
	December 12, 2011	$1.25	26,994,240
				107,428,552
Fully diluted shares				444,931,529

1.17.2   Non GAAP measures

The Company makes reference to certain non-GAAP measures in its reporting and believes that these measures, in addition to conventional measures prepared in accordance with GAAP, are used by certain investors to evaluate the Company’s performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

(a)	Gross revenue at spot prices

Net revenue as disclosed in the financial statement is derived from the ore purchase and toll milling agreements entered into during the year. These agreements were not always at spot prices and included toll milling charges based on a percentage of actual metal recoveries. The reconciliation from net revenue to gross revenue at spot prices is presented below:

	For the year ended December 31
	2008	2007

Net revenue per financial statements	$24,716,323	$-
Add : Toll milling charges	4,398,106	-
Gross revenue	$29,114,429	$-
Gold equivalent ounces sold	38,465	-
Recovered price per equivalent ounce	$757	-
Average gold spot price for the year	$930	-
Calculated gross revenue at spot price	$35,790,471	$-

(b)	Cash cost per ounce

The Company reports total cash cost on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute standard. The reconciliation production cost to cash cost per ounce is presented below :

	For the year ended December 31
	2008	2007
Production cost as per financial statements	$18,177,231	$-
Less: Amortization of underground development	(1,286,249)	-
Cash cost for the year	$16,890,982	-

Gold equivalent ounces produced	58,290	-
Cash cost per ounce produced	$290	$-

1.17.3   Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company evaluates its disclosure controls and procedures annually; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2008

There have been no changes in disclosure controls and procedures during the year ended December 31, 2008, that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

1.17.4   Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

There have been no changes in internal controls over financial reporting that have materially affected or are reasonably likely to affect its internal control over financial reporting during the year ended December 31, 2008. During the Company’s fourth quarter, there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to affect its internal control over financial reporting.